NEWS RELEASE TSX: WRN NYSE American: WRN

June 15, 2026

Western Copper and Gold and Mitsubishi Materials
Strengthen Strategic Partnership

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce a further strengthening of its strategic partnership with Mitsubishi Materials Corporation ("Mitsubishi Materials").

Further to its news release dated June 4, 2026, Western has entered into an amended and restated investor rights agreement with Mitsubishi Materials, most notably extending the rights and obligations thereunder until November 30, 2028, subject to Mitsubishi Materials acquiring 1.2 million common shares of the Company through open market purchases. These purchases will be non-dilutive to existing shareholders, as no new shares will be issued by the Company. Upon completion, Mitsubishi Materials' ownership in Western will return to approximately 5%.

"Mitsubishi Materials continues to demonstrate their long-term conviction in Western and the Casino Project," said Sandeep Singh, President & CEO. "We greatly value their involvement and feel it is mutually beneficial to extend the relationship."

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President and CEO

Western Copper and Gold Corporation

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NEWS RELEASE

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding Mitsubishi Materials' acquisition of additional common shares of the Company through open market purchases, the anticipated resulting equity ownership of Mitsubishi Materials in the Company following completion of the purchases, the continued strategic partnership between Western and Mitsubishi Materials, and the continued advancement of the Casino Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance, and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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